The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

03 JAN 27 AM 7:21

03003374

January 24, 2003

Office of International Corporate Financ
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
FEB 0 3 2003
THOMSON
FINANCIAL

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Financial Information of 3rd Quarter of Fiscal Year 2002

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 1/30

01/24/03 9:58AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name : Naoya Takeuchi
Title: Joint General Manager

Company Information

The Sumitomo Trust and Banking Co., Ltd.

4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO, 100-8233 Japan

03 JAN 27 AM 7:21

January 24, 2003

Financial Information of 3rd Quarter of Fiscal Year 2002

The Sumitomo Trust and Banking Company, Limited (hereinafter, "the Bank") announces its financial information of 3d quarter of fiscal year 2002 ended December 31, 2002. The information below is voluntarily disclosed, based on "Front-Loaded Reform Program" announced by Government Committee and "The Project for Structural Reform of the Securities Market" announced by FSA.

Note: The financial information below is unaudited.

1. Assets Classified under Financial Reconstruction Law (Non-consolidated)

Banking Account

	Billions of Yen		
	Dec. 2002	Sep. 2002	Jun. 2002
Loans in Bankruptcy and Practical Bankruptcy	**50.2**	60.1	34.1
Doubtful Loans	**219.5**	242.5	367.7
Substandard Loans	**171.5**	166.5	143.2
Total	**441.2**	469.2	545.1

Trust Account (Principal Guaranteed)

	Billions of Yen		
	Dec. 2002	Sep. 2002	Jun. 2002
Loans in Bankruptcy and Practical Bankruptcy	**9.8**	10.0	12.1
Doubtful Loans	**26.0**	31.1	45.3
Substandard Loans	**69.0**	69.9	69.4
Total	**104.7**	111.1	126.9

Banking and Trust Account

	Billions of Yen		
	Dec. 2002	Sep. 2002	Jun. 2002
Loans in Bankruptcy and Practical Bankruptcy	**60.0**	70.1	46.2
Doubtful Loans	**245.4**	273.7	413.1
Substandard Loans	**240.5**	236.4	212.7
Total	**545.9**	580.2	672.0

Note:

1. Loans in Bankruptcy and practical Bankruptcy, Doubtful Loans
   (a) The Bank reclassified into these categoriesthe loans to the debtors who exhibited subjective negative facts such as bankruptcies and bills dishonored, and those downgraded on the Bank's internal rating during the 3rd quarter, compared to the debtor classification under self-assessment (*) as of September 2002.

(b) The figures do not reflect the changes that occurred during the 3rd quarter due to write-off, cash reserve and liquidation of collateral. However, the amount of collection and sales to third parties is taken into account.

2. Substandard Loans

(a) The Bank reclassified into this category the loans to debtors who had been classified either in "Special Mention" or "Ordinary" category as of September 2002 but thereafter became 3-month overdue or whose terms and conditions are mitigated, compared to the debtor classification as of September 2002.

(b) The figures reflect the increases along with new lending and decreases due to collection.

***Classification under Financial Reconstruction Law / Debtor-classification under Self-Assessment Compared**

Financial Reconstruction Law	Self-Assessment
Loans in Bankruptcy and Practical Bankruptcy	Legally Bankrupt ("*Hatan*") and Virtually Bankrupt ("*Jissitsu-Hatan*")
Doubtful Loans	Potentially Bankrupt ("*Hatan-Kenen*")
Substandard Loans	Principal or interest 3-month overdue, or terms conditions mitigated among Special Mention ("*Yo-Chui*")

2. Loans to Debtors in "Special Mention" and "Ordinary" Category (Non-consolidated)

(Debtor Classification under Self-Assessment)

Banking and Trust Account

	Billions of Yen		
	Dec. 2002	Sep. 2002	Jun. 2002
Substandard	278.7	277.2	255.2
Special Mention excluding Substandard	861.1	874.3	1,129.3
Ordinary	9,744.3	9,780.7	9,111.2

3. BIS Capital Adequacy Ratio Forecast (Consolidated)

	Mar. 2003	Sep. 2002 (Actual)
Capital Adequacy Ratio	10.0-10.5%	11.56%
Tier I Ratio	Approx. 6.0%	6.54%

Note:

1. The forecast is base on the assumption that Series 1 Perpetual Subordinated Unsecured Bonds in the amount of 100 billion yen issued in 1998 is redeemed at the end of Mar. 2003 after the designated procedure with Authorities.
2. Forecast is based on the value of stocks calculated by using the average market price during the last one month of the 3rd quarter.
3. The actual ratios at the end of FY 2002 are subject to change.

4. Securities Market Value Information (Non-consolidated)

(Excluding securities whose market values are not available)

Banking and Principal Guaranteed Trust Account

	Millions of Yen											
	Dec. 2002				Sep. 2002				Jun. 2002			
	Market Value	Unrealized Gain			Market Value	Unrealized Gain			Market Value	Unrealized Gain		
		Net	Gains	Losses		Net	Gains	Losses		Net	Gains	Losses
Stocks	624.1	-193.6	35.0	228.6	722.1	-118.1	46.3	164.5	880.8	-53.9	74.3	128.3
Japanese Bonds	1,123.5	8.4	9.7	1.3	1,072.5	8.0	8.7	0.6	1,150.4	11.0	12.2	1.1
Others	1,907.6	45.5	54.5	9.0	3,224.4	71.4	85.1	13.6	2,424.9	5.7	20.3	14.6
Total	3,655.4	-139.6	99.3	239.0	5,019.1	-38.6	140.2	178.9	4,456.1	-37.1	106.9	144.1

Note:

1. Values are calculated by using the average market prices during the last one month of the 3rd quarter as for "Stocks," and by using the market prices at the end of 3rd quarter as for "Japanese bonds" and "Others."
2. There are no investments in subsidiaries and affiliates with market price.
3. "Others" represents mainly US Treasury Bonds/Notes and German Bunds.

5. Unrealized Gains/Losses on Financial Derivatives to be reflected upon the Statement of Income (Non-consolidated)

(Including derivatives on Trading Account)

	Billions of Yen		
	Dec. 2002	Sep. 2002	Jun. 2002
Interest Rate Related Transactions	5.4	3.8	4.1
Interest Rate Swaps	3.1	1.4	2.8
Stock Related Transactions	0.1	0.1	0.9
Bond Related Transactions	0.1	0.2	-0.1
Currency Related Transactions	3.1	3.0	3.2
Credit Derivative Transactions	0.0	0.0	-
Total	8.9	7.3	8.2

6. Unrealized Gains/Losses on Financial Derivatives as Hedge Tool and Financial Derivatives Calculated on the Accrual Basis (Non-consolidated)

	Billions of Yen	
	Dec. 2002	Sep. 2002
Interest Rate Related Transactions	-34.2	-49.1
Interest Rate Swaps	0.2	-8.9
Stock Related Transactions	-	-
Bond Related Transactions	-26.6	-28.2
Total	-60.9	-77.3

7. Unwinding of Cross-Shareholding (Non-consolidated, Cost base)

Billions of Yen		
Projection for FY2002	As of Dec. 2002	As of Sep. 2002
200.0	182.0	148.8

8. Ending Balance of Domestic Loans (Non-consolidated)

	Billions of Yen		
	Dec. 2002	Sep. 2002	Jun. 2002
Trust Account (Principal Guaranteed)	1,720.4	1,758.5	1,832.7
Banking Account	8,556.9	8,591.0	8,222.2
Total	10,277.4	10,349.6	10,054.9

9. Ending Balance of Principal Guaranteed Trust and Domestic Deposits (Non-consolidated)

	Billions of Yen		
	Dec. 2002	Sep. 2002	Jun. 2002
Trust A/C (Principal Guaranteed)	3,242.6	3,483.6	3,642.9
Individuals	2,623.5	2,780.5	2,842.1
Corporations and other organizations	619.1	703.0	800.7
Banking A/C	7,492.7	7,398.7	6,943.6
Individuals	5,193.3	5,029.7	4,781.7
Corporations and other organizations	2,299.3	2,368.9	2,161.9
Total	10,735.3	10,882.3	10,586.6

10. Volume of Entrusted Assets (Non-consolidated)

	Billions of Yen		
	Dec. 2002	Sep. 2002	Jun. 2002
Money Trust	19,203.7	18,762.3	18,227.4
Pension Trust	5,702.5	5,586.9	5,494.5
Securities Asset Management Trust	7,427.1	7,505.9	7,632.2
Securities Trust	8,733.4	8,757.8	8,703.9

For further information, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654